DRAFT:  2/22/99

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               CROWN VANTAGE INC.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                               CUSIP No. 228622106
                                 (CUSIP Number)

                                C. Derek Anderson
                     Plantagenet Capital Management, L.L.C.
                               220 Sansome Street
                                    Suite 460
                         San Francisco, California 94104
                                 (415) 433-6536
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 23, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

===================
CUSIP No. 228622106
===================

---------------------===========================================================
         1           Name of Reporting Person
                     S.S. or I.R.S. Identification No. of Above Person

                     Plantagenet Capital Fund II, L.P.
---------------------===========================================================

         2           Check the Appropriate Box if a Member of a Group*
                                                                      (a)  [   ]
                                                                      (b)  [ X ]
---------------------===========================================================

         3           SEC Use Only

---------------------===========================================================

         4           Source of Funds*

                     WC
---------------------===========================================================

         5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                           [   ]
---------------------===========================================================

         6           Citizenship or Place of Organization

                     Cayman Islands

---------------------===========================================================
     Number of       7     Sole Voting Power

       Shares              -0-
                     ===========================================================

                     8     Shared Voting Power
    Beneficially
                           801,000
                     ===========================================================

   Owned By Each     9     Sole Dispositive Power

     Reporting             -0-
                     ===========================================================

                     10    Shared Dispositive Power
    Person With
                           801,000

---------------------===========================================================
         11          Aggregate Amount Beneficially Owned By Each Reporting
                     Person

                     801,000
---------------------===========================================================

         12          Check Box if the Aggregate Amount in Row (11)
                     Excludes Certain Shares*
                                                                           [   ]
---------------------===========================================================

         13          Percent of Class Represented by Amount in Row (11)

                     8.2%
---------------------===========================================================

         14          Type of Reporting Person*

                     PN
---------------------===========================================================

                                  SCHEDULE 13D

===================
CUSIP No. 228622106
===================

---------------------===========================================================
         1           Name of Reporting Person
                     S.S. or I.R.S. Identification No. of Above Person

                     Plantagenet Capital Partners, L.P.
---------------------===========================================================

         2           Check the Appropriate Box if a Member of a Group*
                                                                      (a)  [   ]
                                                                      (b)  [ X ]
---------------------===========================================================

         3           SEC Use Only

---------------------===========================================================

         4           Source of Funds*

                     AF
---------------------===========================================================

         5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                           [   ]
---------------------===========================================================

         6           Citizenship or Place of Organization

                     Cayman Islands

---------------------===========================================================
     Number of       7     Sole Voting Power

       Shares              -0-
                     ===========================================================

                     8     Shared Voting Power
    Beneficially
                           801,000
                     ===========================================================
   Owned By Each     9     Sole Dispositive Power

     Reporting             -0-
                     ===========================================================

                     10    Shared Dispositive Power
    Person With
                           801,000
---------------------===========================================================

         11          Aggregate Amount Beneficially Owned By Each Reporting
                     Person

                     801,000
---------------------===========================================================

         12          Check Box if the Aggregate Amount in Row (11)
                     Excludes Certain Shares*
                                                                           [   ]
---------------------===========================================================

         13          Percent of Class Represented by Amount in Row (11)

                     8.2%
---------------------===========================================================

         14          Type of Reporting Person*

                     PN
---------------------===========================================================

                                  SCHEDULE 13D

===================
CUSIP No. 228622106
===================


---------------------===========================================================
         1           Name of Reporting Person
                     S.S. or I.R.S. Identification No. of Above Person

                     Plantagenet Capital Management, L.L.C.
---------------------===========================================================

         2           Check the Appropriate Box if a Member of a Group*
                                                                      (a)  [   ]
                                                                      (b)  [ X ]
---------------------===========================================================

         3           SEC Use Only

---------------------===========================================================

         4           Source of Funds*

                     AF
---------------------===========================================================

         5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                           [   ]
---------------------===========================================================

         6           Citizenship or Place of Organization

                     Delaware

---------------------===========================================================
     Number of       7     Sole Voting Power

       Shares              -0-
                     ===========================================================
                     8     Shared Voting Power
    Beneficially
                           801,000
                     ===========================================================
    Owned By Each     9     Sole Dispositive Power

     Reporting             -0-
                     ===========================================================
                      10    Shared Dispositive Power
    Person With
                           801,000
---------------------===========================================================
         11          Aggregate Amount Beneficially Owned By Each Reporting
                     Person

                     801,000
---------------------===========================================================

         12          Check Box if the Aggregate Amount in Row (11)
                     Excludes Certain Shares*
                                                                           [   ]
---------------------===========================================================

         13          Percent of Class Represented by Amount in Row (11)

                     8.2%
---------------------===========================================================

         14          Type of Reporting Person*

                     OO
---------------------===========================================================

                                  SCHEDULE 13D

===================
CUSIP No. 228622106
===================

---------------------===========================================================
         1           Name of Reporting Person
                     S.S. or I.R.S. Identification No. of Above Person

                     John J. Zappettini
---------------------===========================================================
         2           Check the Appropriate Box if a Member of a Group*
                                                                      (a)  [   ]
                                                                      (b)  [ X ]
---------------------===========================================================
         3           SEC Use Only

---------------------===========================================================
         4           Source of Funds*

                     AF
---------------------===========================================================
         5           Check Box if Disclosure of Legal Proceedings is Required
                     Pursuant to Items 2(d) or 2(e)
                                                                           [   ]
---------------------===========================================================
         6           Citizenship or Place of Organization

                     United States of America
---------------------===========================================================
     Number of       7     Sole Voting Power

       Shares              -0-
                     ===========================================================
                     8     Shared Voting Power
    Beneficially
                           801,000
                     ===========================================================
   Owned By Each     9     Sole Dispositive Power

     Reporting             -0-
                     ===========================================================
                     10    Shared Dispositive Power
    Person With
                           801,000
---------------------===========================================================
         11          Aggregate Amount Beneficially Owned By Each Reporting
                     Person

                     801,000
---------------------===========================================================
         12          Check Box if the Aggregate Amount in Row (11)
                     Excludes Certain Shares*
                                                                           [   ]
---------------------===========================================================
         13          Percent of Class Represented by Amount in Row (11)

                     8.2%
---------------------===========================================================
         14          Type of Reporting Person*

                     IN
---------------------===========================================================

                                  SCHEDULE 13D

===================
CUSIP No. 228622106
===================

---------------------===========================================================
         1           Name of Reporting Person
                     S.S. or I.R.S. Identification No. of Above Person

                     C. Derek Anderson
---------------------===========================================================
         2           Check the Appropriate Box if a Member of a Group*
                                                                      (a)  [   ]
                                                                      (b)  [ X ]
---------------------===========================================================
         3           SEC Use Only

---------------------===========================================================
         4           Source of Funds*

                     AF
---------------------===========================================================
         5           Check Box if Disclosure of Legal Proceedings is Required
                     Pursuant to Items 2(d) or 2(e)
                                                                           [   ]
---------------------===========================================================
         6           Citizenship or Place of Organization

                     United States of America
---------------------===========================================================
     Number of       7     Sole Voting Power

       Shares              -0-
                     ===========================================================
                     8     Shared Voting Power
    Beneficially
                           801,000
                     ===========================================================
   Owned By Each     9     Sole Dispositive Power

     Reporting             -0-
                     ===========================================================
                     10    Shared Dispositive Power
    Person With
                           801,000
---------------------===========================================================
         11          Aggregate Amount Beneficially Owned By Each Reporting
                     Person

                     801,000
---------------------===========================================================
         12          Check Box if the Aggregate Amount in Row (11)
                     Excludes Certain Shares*
                                                                           [   ]
---------------------===========================================================
         13          Percent of Class Represented by Amount in Row (11)

                     8.2%
---------------------===========================================================
         14          Type of Reporting Person*

                     IN
---------------------===========================================================

      This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on October 2, 1998 (the "Schedule 13D").

      Item 4.  Purpose of the Transaction.

      Item 4 of the Schedule 13D is amended and restated as follows:

      On February 23, 1999, Anderson sent a letter to the Company proposing a plan to achieve monetization of some of the Company's specialty paper plants.(1)

      The purpose of the acquisition of the Shares was for investment, and the acquisitions of the Shares by Plantagenet II was made in the ordinary course of business and was not made for the purpose of acquiring control of the Company.

      Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with the investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold.

      Also, consistent with the investment purpose, the Reporting Persons have engaged and may continue to engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.

      Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

      Item 7. Materials to be filed as Exhibits.

      Item 7 of the Schedule 13D is amended and restated as follows:

      There is filed as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Act of 1934, as amended.(2) There is filed as Exhibit 2 the letter from Anderson to the Company described in Item 4.



--------
(1) For  more  complete information,  see the  text  of  the  letter attached as
Exhibit 2.

(2) Previously filed on October 2, 1998.

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 23, 1999


                              PLANTAGENET CAPITAL FUND II, L.P.

                              By: PLANTAGENET CAPITAL PARTNERS, L.P.,
                                    its General Partner

                              By: PLANTAGENET CAPITAL MANAGEMENT L.L.C.,
                                    its General Partner

                              By: /s/ C. Derek Anderson
                                  --------------------------
                                  Name: C. Derek Anderson
                                  Title: Senior Managing Partner

                              PLANTAGENET CAPITAL PARTNERS, L.P.

                              By: PLANTAGENET CAPITAL MANAGEMENT L.L.C.,
                                    its General Partner

                              By: /s/ C. Derek Anderson
                                  --------------------------
                                  Name: C. Derek Anderson
                                  Title: Senior Managing Partner

                              PLANTAGENET CAPITAL MANAGEMENT L.L.C.

                              By: /s/ C. Derek Anderson
                                  --------------------------
                                  Name: C. Derek Anderson
                                  Title: Senior Managing Partner

                              /s/ John J. Zappettini
                              --------------------------
                              John J. Zappettini

                              /s/ C. Derek Anderson
                              --------------------------
                              C. Derek Anderson